SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                                  FORM 6-K


                      REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO RULE 13a-16 OR 15d-16 OF
                    THE SECURITIES EXCHANGE ACT OF 1934

                      For the month of September, 1998

                            --------------------

                         THE DIALOG CORPORATION PLC
           (exact name of registrant as specified in its charter)
                            --------------------

                        THE COMMUNICATIONS BUILDING
                            48 LEICESTER SQUARE
                          LONDON WC2H 7DB, ENGLAND
                  (Address of Principal Executive Offices)

                           ---------------------


        Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

                                        FORM 20-F |X|          FORM 40-F|_|

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

                                           YES  |_|            NO  |X|




                         THE DIALOG CORPORATION PLC

                                  Form 6-K

                             TABLE OF CONTENTS


Part I
                                                                  Page

1.      Item 1 Financial statements

        Consolidated Balance Sheets
           at June 30, 1998 (unaudited) and December 31,1997       4

        Consolidated Profit and Loss Accounts
           for the three months ended June 30, 1998 and
           1997 (unaudited)                                        5

        Consolidated Statement of Total Recognized
           Gains and Losses for the three months ended
           June 30, 1998 and 1997 (unaudited)                      6

        Consolidated Profit and Loss Accounts
           for the six months ended June 30, 1998 and
           1997 (unaudited)                                        7

        Consolidated Statement of Total Recognized
           Gains and Losses for the six months ended
           June 30, 1998 and 1997 (unaudited)                      8

        Consolidated Cash Flow Statements
           for the six months ended June 30, 1998 and
           1997 (unaudited)                                        9

Part II

        1.     Management's Discussion and Analysis of Financial
               Condition and Results of Operations                11

Part III

        1.     Legal Proceedings                                  20



                                   INTRODUCTION

        The Dialog Corporation plc (the "Registrant") is filing its financial results for the second quarter ended June 30, 1998 with the Securities and Exchange Commission on Form 6-K pursuant to the Rule 13a-6 or 15d-16 of the Securities Exchange Act of 1934. The documents contained in this Report of Foreign Private Issuer on Form 6-K include: (i) the Registrant's unaudited financial statements for the second quarter ended June 30, 1998; (ii) "Management's Discussion and Analysis of Financial Condition and Results of Operations"; and (iii) "Legal Proceedings."



Part I

1.      FINANCIAL STATEMENTS FOR THE QUARTER ENDED JUNE 30, 1998


                              THE DIALOG CORPORATION PLC
                              CONSOLIDATED BALANCE SHEETS

                                                 30 June             31 December
                                                   1998                 1997
                                               (unaudited)
                                                (pound)'000          (pound)'000

FIXED ASSETS
Intangible assets                                 22,084                21,624
Tangible assets                                   16,072                19,354
Investments                                       13,976                18,374
                                               ------------        --------------
                                                  52,132                59,352
                                               ------------        --------------

CURRENT ASSETS
Stocks                                               188                   232
Debtors                                           46,753                43,820
Cash at bank and in hand                           7,254                13,722
Assets held for resale                             7,297                 7,384
                                               ------------        --------------
                                                  61,492                65,158

CREDITORS (AMOUNTS FALLING
  DUE WITHIN ONE YEAR)                           (45,650)              (45,201)
                                               ------------        --------------

NET CURRENT ASSETS                                15,842                19,957
                                               ------------        --------------

TOTAL ASSETS LESS CURRENT LIABILITIES             67,974                79,309

CREDITORS (AMOUNTS FALLING DUE
  AFTER MORE THAN ONE YEAR)                     (148,229)             (162,681)

PROVISIONS FOR LIABILITIES AND CHARGES            (3,535)               (7,583)
                                               ------------        --------------
                                                 (83,790)              (90,955)
                                               ============        ==============

CAPITAL AND RESERVES
Called up share capital                            1,505                 1,502
Share premium account                            150,612               150,341
Profit and loss account                         (236,752)             (243,524)
                                               ------------        --------------
ORDINARY SHAREHOLDERS' FUNDS                     (84,635)              (91,681)

Minority interest                                    845                   726
                                               ------------        --------------

TOTAL SHAREHOLDERS' FUNDS                        (83,790)              (90,955)
                                               ============        ==============





                         THE DIALOG CORPORATION PLC
                   CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                            Business                       Business
                                           performance                   performance
                                             before                       after
                                           exceptional    Exceptional    exceptional
                                          restructuring  restructuring   restructuring
                                              items        items            items
                                                                                                 Three
                                                                                                 months
                                                                                                 ended
                                               Three months ended June 30, 1998                 June 30,
                                                          (unaudited)                             1997
                                                                                              (unaudited)
                                            (pound)000     (pound)000    (pound)000           (pound)000


Turnover                                       43,948           -         43,948                  7,283

Cost of sales                                 (18,782)          -        (18,782)                (2,251)
                                               ----------------------------------              ----------

Gross profit                                   25,166           -         25,166                  5,032

Distribution costs                             (5,503)         600        (4,903)                (2,273)

Administrative expenses                       (10,193)         282        (9,911)                (2,585)

Amortisation of development costs              (2,997)          -         (2,997)                  (666)
                                               ----------------------------------              ----------

Operating profit/(loss)                         6,473          882         7,355                   (492)

Exceptional gain - gain on sale of
  fixed asset investments/business              2,043           -          2,043                    116

Net interest (payable)/receivable              (4,257)          -         (4,257)                    41
                                               ----------------------------------              ----------

Profit/(loss) on ordinary activities
  before taxation                               4,259          882         5,141                   (335)

Taxation on profit/(loss) on
  ordinary activities                            (556)          -           (556)                   (58)
                                               ----------------------------------              ----------

Profit/(loss) on ordinary activities
  after taxation                                3,703          882         4,585                   (393)

Minority equity interests                         (11)          -            (11)                    (1)
                                               ----------------------------------              ----------
Retained profit/(loss)                          3,692          882         4,574                   (394)
                                               ==================================              ==========

Earnings/(loss) per share (pence)                 2.5                        3.0                   (0.4)

Earnings/(loss) per share excluding
  exceptional gain (pence)                        1.3                        1.9                   (0.3)

Shares used in computing
  earnings/(loss) per
  share (thousands)                           150,396                    150,396                 93,112





                         THE DIALOG CORPORATION PLC
        CONSOLIDATED STATEMENT OF TOTAL RECOGNIZED GAINS AND LOSSES


                                                 Three            Three
                                                months           months
                                                 ended            ended
                                               June 30,         June 30,
                                                 1998             1997
                                              (unaudited)      (unaudited)
                                               (pound)000       (pound)000


Retained  profit/(loss) for the period           4,574            (394)

Consolidated translation differences on
  foreign currency net investments                (514)           (159)

Total recognised gains and losses for the
  period                                         4,060            (553)
                                              ===========      ===========





                         THE DIALOG CORPORATION PLC
                   CONSOLIDATED PROFIT AND LOSS ACCOUNTS

                                             Business                   Business
                                           performance                performance
                                              before                     after
                                           exceptional  Exceptional    exceptional
                                          restructuring restructuring  restructuring
                                              items       items            items
                                                                                          Six months
                                                                                            ended
                                                Six months ended June 30, 1998             June 30,
                                                          (unaudited)                        1997
                                                                                          (unaudited)
                                              (pound)000   (pound)000   (pound)000        (pound)000

Turnover                                          88,752        -        88,752             14,037

Cost of sales                                    (38,262)       -       (38,262)            (4,548)
                                               ---------------------------------          ----------

Gross profit                                      50,490        -        50,490              9,489

Distribution costs                               (10,706)      147      (10,559)            (4,609)

Administrative expenses                          (22,038)       74      (21,964)            (5,225)

Amortisation of development costs                 (4,440)       -        (4,440)            (1,360)
                                               ----------------------------------         ----------
Operating profit/(loss)                           13,306       221       13,527             (1,705)

Exceptional gain - gain on sale of
  fixed asset investments/business                 2,043        -         2,043              3,614

Net interest (payable)/receivable                 (8,581)       -        (8,581)               104

Profit/(loss) on ordinary activities
  before taxation                                  6,768       221        6,989              2,013

Taxation on profit/(loss) on
  ordinary activities                               (762)       -          (762)            (1,179)
                                               ----------------------------------        ----------
Profit/(loss) on ordinary activities
  after taxation                                   6,006       221        6,227                834

Minority equity interests                           (127)       -          (127)               (12)
                                               ---------------------------------          ----------
Retained profit/(loss)                             5,879       221        6,100                822
                                               =================================          ==========

Earnings/(loss) per share (pence)                    3.9                    4.1                 0.9

Earnings/(loss) per share excluding
  exceptional gain (pence)                           2.7                    2.9                (1.9)

Shares used in computing
  earnings/(loss) per
  share (thousands)                               150,323               150,323              92,917




                         THE DIALOG CORPORATION PLC
        CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES


                                                     Six            Six
                                                     months         months
                                                      ended          ended
                                                    June 30,       June 30,
                                                      1998           1997
                                                    (unaudited)    (unaudited)
                                                   (pound)000     (pound)000


Retained  profit/(loss) for the period               6,100           822


Consolidated translation differences on
  foreign currency net investments                     672           (51)

Total recognised gains and losses for the
  period                                             6,772           771
                                                   =========       =======





                         THE DIALOG CORPORATION PLC
                                 CONSOLIDATED CASH FLOW STATEMENTS


                                                                    Six              Six
                                                                   months           months
                                                                    ended           ended
                                                                   30 June         30 June
                                                                     1998            1997
                                                                 (unaudited)     (unaudited)
                                                                  (pound)'000    (pound)'000

NET CASH INFLOW FROM OPERATING ACTIVITIES                            8,295               583
                                                                  ---------        ----------

RETURNS ON INVESTMENTS AND SERVICING OF FINANCE
Dividends paid to minority shareholders in
  subsidiary undertaking                                               -                 (18)
Interest received                                                     302                145
Interest paid on bank loans and overdrafts                         (8,285)                (1)
Interest paid on finance leases                                       (29)               (70)
                                                                  --------         ----------
                                                                   (8,012)                56
                                                                  --------         ----------
TAXATION PAID                                                         (56)               (44)
                                                                  ---------        ----------

CAPITAL EXPENDITURE
Payments to develop intangible assets                               (4,552)           (1,319)
Payments to acquire tangible fixed assets                           (1,161)           (1,211)
Receipts from sales of tangible fixed assets                            23               132
                                                                    (5,690)           (2,398)
                                                                  ---------        ----------

ACQUISITIONS AND DISPOSALS
Purchase of share in joint venture                                    (723)               -
Expenses in connection with purchase of
  subsidiary undertakings                                             (407)               -
Proceeds from sale of investments                                    7,228                -
                                                                  --------        -----------
                                                                     6,098                -
                                                                  ---------        ----------

CASH INFLOW/(OUTFLOW) BEFORE THE USE
OF LIQUID RESOURCES AND FINANCING                                      635           (1,803)
                                                                  ---------        ----------

MANAGEMENT OF LIQUID RESOURCES
Net receipts from sales of investments
with original maturity date of less
than one year                                                         620             4,500
                                                                  ---------        ----------

FINANCING
Net proceeds on issue of Ordinary share capital                       274               551
Repayment of loans                                                 (6,907)                -
Repayment of capital element of finance leases                       (276)             (901)
                                                                  --------         ---------
                                                                   (6,909)             (350)
                                                                  ---------        ----------
(DECREASE)/INCREASE IN CASH                                        (5,654)             2,347
                                                                  =========        ==========

RECONCILIATION OF NET CASH FLOW TO
MOVEMENT IN NET (DEBT)/FUNDS

(Decrease)/increase in cash in the period                          (5,654)            2,347
Cash used to decrease lease financing                                 276               901
Cash used to repay loans                                            6,907                 -
Increase in liquid resources and
  cash deposits with original maturity
  date of less than one year                                        (620)           (4,500)
                                                                  ---------        ----------

Change in net debt from cash flows                                   909            (1,252)
Other non-cash changes                                               471                 -
New finance leases                                                    -               (107)
Effect of foreign exchange rate changes                              652               (95)
                                                                  ---------        ----------

Movement in net (debt)/funds in period                             2,032            (1,454)
Net (debt)/funds at beginning of period                         (145,904)            5,888
                                                                 --------         ----------
Net (debt)/funds at end of period                               (143,872)            4,434
                                                                =========        ==========




These results are unaudited and do not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985.
The financial statements for the year ended December 31, 1997 have been reported on by the Company's auditors, Price Waterhouse, and delivered to the Registrar of Companies.The audit report was not qualified and neither did it contain any statements under Section 237 (2) or (3) of the Companies Act 1985.The unaudited results for the six months ended June 30, 1998 have been prepared in accordance with the accounting policies stated in the 1997 Annual Report and Accounts.



Part II

2. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF THE COMPANY

        The following discussion contains forward-looking statements based on assumptions and estimates that are subject to significant uncertainty and contingency. The Company's operating results could differ substantially. The Company disclaims any obligation to update these forward-looking statements for subsequent events or circumstances.

        The following discussion relates to the historical consolidated results of operations and financial condition of the Company and should be read in conjunction with the Consolidated Financial Statements of the Company included elsewhere in this Form 6-K. The Company's Consolidated Financial Statements have been prepared in accordance with U.K. GAAP, which differs in certain significant respects from U.S. GAAP. The most significant differences between U.S. GAAP and U.K. GAAP as they relate to the Company (which primarily relate to the treatment of purchased goodwill, the timing of the recognition of subscription revenue and the treatment of product development costs) are described in Note 30 to the Consolidated Financial Statements of the Company for the year ended 31 December 1997. Except as noted below, all information and discussion for the Company relates to the financial statements prepared in accordance with U.K. GAAP. There are significant accounting differences in the treatment of the Company's acquisition of Knight-Ridder Information, Inc. and Knight-Ridder Information AG (collectively, "KRII"). Under U.K. GAAP, all of the goodwill and other intangible assets associated with the acquisition were written off upon completion of the acquisition. Under U.S. GAAP, these assets will be amortized over their ensuing life of three to 40 years.

        The operating results for KRII have been included from the date of acquisition, November 14, 1997, only. Accordingly, period comparisons may not be meaningful. In any event, M.A.I.D's historical operating results are not indicative of the nature of the Company's business and operating results subsequent to the acquisition. A detailed discussion of the operating results of KRII prior to the acquisition are set forth in the Company's Form F-4, dated February 20, 1998, on file with the Securities and Exchange Commission.

SUMMARY

        Group sales of (pound)43.9 million in the three months ended June 30, 1998, which includes (pound)36.6 million of revenues generated by companies acquired, reflected an overall increase of 503% over the three months ended June 30, 1997. Group sales of (pound)88.8 million in the six months ended June 30, 1998, which includes (pound)74.9 million of revenues generated by companies acquired, reflected an overall increase of 532% over the six months ended June 30, 1997.

        The online information market is influenced by rapidly changing technology, changes in customer needs and frequent introductions of new or enhanced products and services. Accordingly, the Company believes that its future success will depend to a great extent upon its ability to meet these changes by enhancing its products and services, increasing its market presence and the market's awareness of the Company's brand names and developing and introducing new products and services on a timely basis. The Company intends to finance these activities through cash generated from its operations and through borrowings under its Senior Credit Facilities. See the "Liquidity and Capital Resources" section.

        The Company's reported revenues and results from operations are subject to material changes in exchange rates. The principal foreign currencies to which the operations are currently exposed is the U.S. Dollar and the Swiss Franc.

RESULTS OF OPERATIONS

THREE MONTHS AND SIX MONTHS ENDED JUNE 30, 1998 AND JUNE 30, 1997

        TURNOVER. Turnover of (pound)43.9 million in the three months ended June 30, 1998 reflected an overall increase of (pound)36.7 million when compared to the same period in 1997. Turnover of (pound)88.8 million in the six months ended June 30, 1998 reflected an overall increase of (pound)74.7 million when compared to the same period in 1997.

        The mix of revenues has already been impacted by the addition of the KRII revenue stream with effect from November 14, 1997. Usage revenues, subscription revenues and other income amounted to 92%, 4% and 4% respectively of total revenues during the three months ended June 30, 1998; this compares with 39%, 46% and 15% respectively during the three months ended June 30, 1997. Usage revenues, subscription revenues and other income amounted to 92%, 5% and 3% respectively of total revenues during the six months ended June 30, 1998; this compares with 40%, 49% and 11% respectively during the six months ended June 30, 1997. The KRII revenue stream is predominately usage-based, which means that for future periods the Group's revenue mix will continue to be weighted towards usage.

        As a result of the acquisition, the Group has approximately 20,000 corporate customers. The Company's key strategy is to promote its enlarged content offering with differing pricing alternatives to provide greater value to each customer and consequently earn greater average revenue per customer. This should have the effect of increasing usage revenues as a percentage of total revenues for future years. The consequence of this will be to reduce the Group's gross margin, as usage revenues incur a smaller margin than subscription revenues which have negligible associated costs.

        Other revenues in the three months ended June 30, 1998 amounted to (pound)1.7 million compared to (pound)1.1 million in the three months ended June 30, 1997. Other revenues in the six months ended June 30, 1998 amounted to (pound)2.9 million compared to (pound)1.5 million in the six months ended June 30, 1997. In the three months and six months ended June 30, 1998, other revenues were principally generated from Trade UK, Fourth Communications Network, Inc. ("4th Network"), and Muscat Limited, further details of which are given below. Other revenues in the three months and six months ended June 30, 1997 principally related to fees arising from the alliance agreement with CompuServe, for whom an Internet-based business information service was designed during 1996, which continued to generate revenues throughout the following year. In the second quarter of 1998 the Company recognized (pound)0.7 million of fees arising from the operation of Trade UK, the U.K. Department of Trade and Industry's online export sales lead service; the Company also recognized (pound)0.4 million of guaranteed minimum royalties from 4th Network relating to the provision of high-speed Internet access in hotel rooms, following the Company's transfer of related technology to 4th Network; and the acquisition of Muscat Ltd. added (pound)0.3 million of predominantly royalty-related sales. In the first half of 1998 the Company recognized (pound)0.8 million of fees arising from the operation of Trade UK; the Company also recognized (pound)0.9 million of guaranteed minimum royalties from 4th Network; and the acquisition of Muscat Ltd. added (pound)0.6 million of predominantly royalty-related sales. These revenues are derived from a strong customer base and typically have a very high gross margin.

        Under U.K. GAAP, subscription revenues are recognized when contractually due and invoiced and the Company provides in full for the cost of related service obligations. Under U.S. GAAP, subscriptions are recognized rateably over the subscription term which is usually twelve months. No adjustment is required under U.S. GAAP for the "modular pricing" subscriptions since these subscriptions are recognized rateably over the subscription term.

        GEOGRAPHICAL ANALYSIS OF TURNOVER. Turnover from overseas operations outside the United Kingdom increased by 761% from (pound)4.3 million in the three months ended June 30, 1997 to (pound)37.0 million in the three months ended June 30, 1998. Overseas revenues represented 84% of total revenues for the second quarter of 1998, compared with 60% for the second quarter of 1997. Turnover from overseas operations outside the United Kingdom increased by 751% from (pound)8.7 million in the six months ended June 30, 1997 to (pound)74.0 million in the six months ended June 30, 1998. Overseas revenues represented 83% of total revenues for the first half of 1998, compared with 62% for the first half of 1997.

        The increase in revenues from overseas operations is mainly attributable to North America, where revenues increased by 955% in the second quarter of 1998 compared to the same period in 1997, and increased by 963% in the first half of 1998 compared to the same period in 1997. This resulted from the acquisition of KRII, whose North American revenues constituted approximately 52% during the second quarter of 1998, and approximately 51% during the first half of 1998.

        The Company expects revenues from overseas operations to increase as a percentage of total turnover in the future. As a result of the acquisition of KRII, the Group is the largest online general reference service in the US, the largest archival service in Europe and provides the largest English-language service in Japan (source: Simba Information, Inc.).

        COST OF SALES. Costs of sales increased by 734% from (pound)2.3 million in the three months ended June 30, 1997 to (pound)18.8 million in the three months ended June 30, 1998 and represented 31% and 43% of total turnover respectively. Costs of sales increased by 730% from (pound)4.6 million in the six months ended June 30, 1997 to (pound)38.2 million in the six months ended June 30, 1998 and represented 33% and 43% of total turnover respectively. Cost of sales consists primarily of royalties paid by the Group to content publishers whose information is downloaded by a user through the Group's service, telecommunications charges and computer processing costs, and, to a lesser degree, annual fixed fees paid to some content providers irrespective of the level of usage of that provider's information.

        Subscription revenues have minimal cost of sales associated with them. In contrast, the Group pays a significant percentage of usage revenues to the content publishers. The gross margin decreased from 69% in the three months ended June 30, 1997 to 57% in the three months ended June 30, 1998. The gross margin decreased from 67% in the six months ended June 30, 1997 to 57% in the six months ended June 30, 1998. These decreases are due to the far smaller subscription and alliance component of the revenues following the acquisition of KRII.

        OPERATING COSTS (EXCLUDING AMORTIZATION OF DEVELOPMENT COSTS AND RESTRUCTURING COSTS). One of the benefits to be derived from the Company's acquisition of KRII was the opportunity to make significant savings in the operating costs of the combined businesses. By reducing the scale of duplicated functions and by aligning product offerings, management anticipated an annualized reduction in operating costs of (pound)21 million in the first full year. Following extensive pre-acquisition planning, management effected a 24% reduction in the workforce on November 21, 1997, a week after the date of acquisition. Furthermore, throughout the acquisition process both companies experienced a higher than average natural attrition of staff, which both companies accepted more readily as the probability of a successful acquisition increased. As a result, the combined operating costs of the two businesses was reduced by approximately 35% during the three months ended June 30, 1998 when compared to the three months ended June 30, 1997. The combined operating costs of the two businesses was similarly reduced, by approximately 38%, during the six months ended June 30, 1998 when compared to the six months ended June 30, 1997. Management estimates that when compared to the combined cost base of M.A.I.D and KRII before the acquisition process, the Group's cost base was at least $35 million lower, on an annualized basis, from the start of 1998.

        DISTRIBUTION COSTS (EXCLUDING RESTRUCTURING COSTS). Distribution costs consist of salaries and commissions paid to sales staff and account managers, travel and entertainment and similar expenses incurred by sales personnel, and marketing expenses, including advertisements, marketing literature and trade shows. Due to the acquisition of KRII, distribution costs increased from (pound)2.3 million for the three months ended June 30, 1997 to (pound)5.5 million for the three months ended June 30, 1998. Due to the same reason, distribution costs increased from (pound)4.6 million for the six months ended June 30, 1997 to (pound)10.7 million for the six months ended June 30, 1998. The Group has approximately 470 sales personnel and is currently represented in 37 countries.

        ADMINISTRATIVE EXPENSES. Administrative expenses for the continuing business (before restructuring costs), increased from (pound)2.6 million in the three months ended June 30, 1997 to (pound)10.2 million in the three months ended June 30, 1998. Administrative expenses for the continuing business (before restructuring costs), increased from (pound)5.2 million in the six months ended June 30, 1997 to (pound)22.0 million in the six months ended June 30, 1998. Administrative expenses consist of all facilities costs (including the Group's main offices in London, Mountain View, California and Berne, Switzerland, which house the Group's management, sales, administrative and editorial staff, and the Group's data centers); remuneration for all employees other than persons directly involved in selling or account management; and operating expenses for the Company's data centers (other than telecommunication and processing charges included in cost of sales as described above).

        The integration of KRII and M.A.I.D involved a reduction in workforce and the termination of 16 out of a total 57 office leases, the cost of which was fully provided for as a restructuring cost in 1997. Such reduction in staff levels and facilities has led to significant savings in administration expenses.

        AMORTIZATION OF PRODUCT DEVELOPMENT COSTS (EXCLUDING RESTRUCTURING COSTS). The amortization of capitalized product development costs for the Group increased from (pound)0.7 million in the three months ended June 30, 1997 to (pound)3.0 million in the three months ended June 30, 1998. The amortization of capitalized product development costs for the Group increased from (pound)1.4 million in the six months ended June 30, 1997 to (pound)4.4 million in the six months ended June 30, 1998. The increases reflect a charge for the capitalized costs relating to Profound LiveWire and Profound Intranets, both made available for commercial release during September 1997, and development costs associated with the KRII business following the acquisition in November 1997. All product development costs are amortized over 36 months with effect from the date of commercial release in accordance with the Company's stated accounting policy.

        OPERATING PROFIT. The Company's operations resulted in an operating profit of (pound)7.4 million, including a net exceptional restructuring credit associated with the integration of KRII totaling approximately (pound)0.9 million, for the three months ended June 30, 1998 as compared with an operating loss of (pound)0.5 million for the three months ended June 30, 1997. The Company's operations resulted in an operating profit of (pound)13.5 million, including a net exceptional restructuring credit associated with the integration of KRII totaling approximately (pound)0.2 million, for the six months ended June 30, 1998 as compared with an operating loss of (pound)1.7 million for the six months ended June 30, 1997.

        During the second quarter of 1998, certain restructuring provisions established at 31 December 1997 ((pound)1.0 million) have been released. This has been offset by exceptional restructuring charges not specifically provided for but incurred during the three months and six months ended June 30, 1998.

        EXCEPTIONAL GAIN. The exceptional gain totaling (pound)2.0 million recognized in the three months ended June 30, 1998 related to the sale of the Company's investments in NewsEDGE, Inc. and Easynet plc in May 1998.

        The exceptional gain totaling (pound)0.1 million recognized in the three months ended June 30, 1997 related to the net gain on the reassignment of M.A.I.D's Japanese agency. The exceptional gain totaling (pound)3.6 million recognized in the six months ended June 30, 1997 also included (pound)3.5 million relating to the transfer of M.A.I.D's "Interest in Hotel" technology and distribution contracts to 4th Network.

        INTEREST INCOME AND INTEREST EXPENSE. Net interest payable increased to (pound)4.3 million in the three months ended June 30, 1998 as compared to net interest receivable of (pound)0.1 million in the three months ended June 30, 1997. Net interest payable increased to (pound)8.6 million in the six months ended June 30, 1998 as compared to net interest payable of (pound)0.1 million in the six months ended June 30, 1997. These increases reflect the costs of servicing the debt finance incurred to fund the acquisition of KRII.

        In order to finance the acquisition, the Company raised a total of (pound)165.6 million of debt, together with a revolving credit facility of (pound)14.9 million which remained undrawn on acquisition and has remained undrawn through to the date of this report. The debt raised includes a (pound)56.2 million senior secured facility, upon which interest is calculated at the rate of 2.25 percentage points over U.S. LIBOR. In May 1998, the Company used the proceeds arising on the disposal of its investments in NewsEDGE, Inc. and Easynet plc to repay (pound)6.9 million of senior secured debt.

        The balance of (pound)109.4 million relates to the subordinated loan notes, which are traded on the London Stock Exchange, and carry a fixed interest rate of 11%.

        TAXATION. The Group's tax charge for the three months and six months ended June 30, 1997 and 1998 related mainly to tax arising on the profitable performance of its foreign sales subsidiaries as well as capital gains taxes arising on the exceptional items. At December 1997, the Group had total net operating tax losses carried forward of approximately (pound)13 million in the U.K. and $6 million in the U.S.

        The acquisition of KRII resulted in goodwill of (pound)209 million. Although this amount has been written off to reserves in accordance with U.K. GAAP, U.S. tax treatment allows a tax deduction to be taken for goodwill over a 15-year period. As the acquisition was made through The Dialog Corporation Inc., a wholly-owed U.S. Subsidiary, it is anticipated that the Company will benefit from such tax amortization over the next 15 years, as it is envisaged that the Company's U.S. operations will be profitable in future years.

LIQUIDITY AND CAPITAL RESOURCES

        The Company has historically funded its operations through issuances of capital stock, capital equipment leases and cash generated from operations. The Group had cash at bank and in hand of approximately (pound)7.3 million and (pound)13.7 million at June 30, 1998 and December 31, 1997, respectively.

        The Group's operating activities generated net cash of (pound)8.3 million and (pound)0.6 million during the six months ended June 30, 1998 and 1997 respectively. The cash generated in the first half of 1998 of (pound)8.3 million resulted from a positive operating profit before depreciation and amortization. The Group's working capital balances have increased significantly due to the acquisition of KRII.

        The Group incurred net capital expenditure of (pound)5.7 million and (pound)2.4 million during the six months ended June 30, 1998 and 1997 respectively. The increase in capital expenditure largely arises due to the acquisition of KRII.

        Under U.K. GAAP, for the presentation of cash flow statements, cash is defined as cash in hand and deposits repayable on demand. Deposits are repayable on demand if they can be withdrawn at any time without notice and without penalty or if a maturity or period of notice of not more than 24 hours or one working day has been agreed.

        The net cash outflows from financing activities amounted to (pound)6.9 million during the six months ended June 30, 1998. This outflow arises from the senior debt repaid during the second quarter ahead of plan. The net cash outflows from financing activities amounted to (pound)0.3 million during the six months ended June 30, 1997. On November 14, 1997, the Company acquired KRII for a net consideration of (pound)261.3 million. The purchase consideration and certain related expenses were financed by means of a private placement of shares, a senior credit facility and an issue of senior subordinated notes which raised net proceeds, after the deduction of certain expenses, of (pound)110.7 million, (pound)52.8 million and (pound)102.8 million respectively.

        As a result of this acquisition, the Company now has substantial indebtedness. At June 30, 1998, the Group had cash at bank and in hand of approximately (pound)7.3 million, (pound)14.0 million available for borrowing under a revolving credit facility and total indebtedness of approximately (pound)150.6 million. The Group's future liquidity needs are expected to be the service costs associated with this indebtedness, expenses related to the reorganization of the enlarged group, future working capital needs and the funding of capital expenditure and investments.

        In particular, the principal and interest payments under the senior credit facility and the senior subordinated notes represent significant liquidity requirements for the Company. The Company was initially required to make principal payments totaling (pound)55.2 million over the five-year life of the senior credit facility. On June 12, 1998, the Company repaid (pound)6.9 million. As a result of this prepayment, the Company is now committed to six-monthly principal repayments commencing in November 1998.

        The Group's capital expenditure requirements are primarily for computer equipment for the Group's data centers and other operations, related software, leasehold improvement and office equipment. For 1998, the Group estimates that its total capital expenditure requirements will range between (pound)8.6 million and (pound)10.1 million. In addition, the group has committed (i) to pay its proportionate share of the development costs for World Reporter, along with Dow Jones Information Publishing, Inc. and FT business Enterprises Ltd. through to 2001 (approximately (pound)2.7 million at June 30, 1998); and (ii) to pay (pound)1.8 million in October 1998 for the final installment for the purchase price and other obligations relating to the acquisition of CARL Corporation and The Uncover Company. In connection with equity investments made by KRII, the Group has made available lines of credit totaling $3.5 million ((pound)2.1 million) to Frost & Sullivan and Teltech Resource Network Corporation. To date, there have been no borrowings under these lines. In addition, under the terms of a joint venture agreement with Frost & Sullivan, the Company is committed to provide monthly funding of $200,000 ((pound)120,000) for a further period of twelve months from June 30, 1998.

        The Group's principal source of cash to fund its liquidity needs will be net cash from operating activities and borrowing under its revolving credit facility. The Company believes that these sources will be adequate to meet its anticipated future requirements for working capital, capital expenditure, reorganization expenses, and scheduled payments of principal and interest on its existing indebtedness for the foreseeable future.

        INVESTMENTS. Following the acquisition of KRII, the Group had (pound)14.0 million of investments as at 30 June 1998. These include strategic investments in non-quoted companies including Frost & Sullivan, a leading market research Company, a joint venture with Frost & Sullivan, and Teltech Resources, a redistributor of DIALOG content. The Company also has a non-quoted investment in 4th Network. The Group disposed of its quoted investments in Easynet Group plc and NewsEDGE Corporation in May 1998 for net proceeds, after associated expenses, of (pound)7.2 million. This resulted in an aggregate book profit on disposal of (pound)2.0 million.

        ASSETS HELD FOR RESALE. Included within current assets in the Group's balance sheet is the estimated value of non-core businesses comprising CARL library system and Uncover document delivery. These companies were acquired with the KRII business but identified by management as not being core to the enlarged Group's strategy or the provision of professional online information. After considerable evaluation, the companies were put up for sale at the end of February, 1998. The balance sheet value of these companies reflects management's most recent estimate of anticipated disposal proceeds, less a provision for anticipated disposal costs. To the extent that a different disposal price is achieved, such difference arising will be taken directly to reserves. In accordance with U.K. GAAP, the results of the non-core businesses for the period beginning November 14, 1997 have been excluded from the consolidated profit and loss account. It is anticipated that the net proceeds arising on disposal, if completed, will be used to accelerate the repayment of the Company's senior debt.


PART III

3.      LEGAL PROCEEDINGS

        The Company and its subsidiaries are parties to legal proceedings that are considered to be ordinary routine litigation incidental to their business and not material to the Company's consolidated group's (the "Group") consolidated financial position.

        Save as set out below, no companies in the Group are involved in any legal or arbitration proceedings which may have or many have had, during the 12 months immediately preceding the date of this document, a significant material adverse effect on the financial position of the Group nor (so far as the Company is aware) are such proceedings pending or threatened by or against any company in the Group.

        On October 22, 1997, Knight-Ridder Information, now trading as The Dialog Corporation, and certain of its subsidiaries were named as defendants in a class action lawsuit filed in the United States District Court for the Northern District Court for the Northern District of California. The plaintiffs allege copyright infringement in connection with the delivery of copies of full-text articles through its UnCover business. The Plaintiffs seek certain equitable relief including a preliminary and permanent injunction against Knight-Ridder Information in connection with such document delivery activities, as well as restitution, statutory damages and unspecified actual damages. The plaintiffs filed a motion for preliminary injunction on January 9, 1998. On April 10, 1998 the Court denied the plaintiff's motion for preliminary injunction. Management intends to defend this matter vigorously in the event that an acceptable settlement cannot be reached. However, due to the early state of the proceeding, management is unable to assess the impact that the resolution of the lawsuit will have on the Company's combined financial position or combined results of operations.

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Date: September 30, 1998                           THE DIALOG CORPORATION PLC


                                                   By:   /s/  David G. Mattey
                                                       _______________________
                                                          David G. Mattey
                                                          Finance Director